Exhibit 23.1

The Board of Directors
RLI Corp.:

We consent to the use of our reports dated February 28, 2012, except as to Note 1C and Schedules II, III, and VI, as to which the date is December 17, 2012, with respect to the consolidated balance sheets of RLI Corp and Subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of earnings and comprehensive earnings, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and all related financial statement schedules which reports appear in the RLI Corp. Current Report on Form 8-K filed December 17, 2012.  We also consent to the use of our report dated February 28, 2012, with respect to the effectiveness of internal control over financial reporting as of December 31, 2011, which report appears in the RLI Corp. Annual Report on Form 10-K for the year ended December 31, 2011, and to the reference to our firm under the heading “Experts” in the prospectus. The aforementioned reports are incorporated by reference herein.

Our reports on the consolidated financial statements and schedules dated February 28, 2012, except as to Note 1C and Schedules II, III, and VI, as to which the date is December 17, 2012, refer to the Company’s change in its method of accounting for the costs associated with acquiring or renewing insurance contracts due to the retrospective adoption of Accounting Standards Update (ASU) 2010-26: Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts.

(signed) KPMG LLP

Chicago, Illinois
December 17, 2012